Hollinger Inc. Files Financial Statements

TORONTO - March 8, 2007 - Hollinger Inc. (TSX: HLG.C) (TSX: HLG. PR.B) announced today that it has filed with regulatory authorities audited financial statements for its fiscal years ended December 31, 2003, December 31, 2004, December 31, 2005 and March 31, 2006 as well as interim unaudited statements for the three, six and nine month periods ended June 30, 2006, September 30, 2006, and December 31, 2006. As well, Hollinger filed its Annual Information Form for the fiscal years ended December 31, 2005 and March 31, 2006.

The financial statements and Annual Information Form are available at www.sedar.com.

The presentation of the historical financial statements conforms to the terms of a decision issued by several Canadian securities regulatory authorities at Hollinger's request on December 7, 2006. Hollinger is now current in filing its historical financial information. Hollinger intends to apply to the Ontario Securities Commission to have the Management Cease Trading Order issued by the OSC on June 1, 2004 revoked.

As previously announced, Hollinger has called for a meeting of shareholders to be held on Monday, May 7, 2007. The record date for the meeting is April 5, 2007.

"Today's filings represent another milestone for Hollinger in moving forward from cleaning up historical issues and toward focussing on enhancing the value of our investment in Sun-Times Media Group,” said G. Wesley Voorheis, a director of Hollinger. “We are pleased to have completed the enormous task of preparing these historical financial statements."

Company Profile

Hollinger's principal asset is its direct and indirect holdings of approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.) a media company with assets which include the Chicago Sun-Times newspaper and Suntimes.com and a number of community newspapers and websites serving communities in the Chicago area. Further information can be obtained at www.hollingerinc.com

CONTACT INFORMATION

Media contact

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com